UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission File Number 1-5828

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held pursuant to the plan)

P.O. Box 14662

Reading, Pennsylvania, 19610

(Address of principal executive office of the issuer)

Savings Plan of Carpenter Technology Corporation

Index to Financial Statements

Form 11-K Annual Report

Form 11-K
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4-18

Supplemental Information

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2012	19

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Savings Plan of Carpenter Technology Corporation

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Reading, Pennsylvania
June 28, 2013

Savings Plan of Carpenter Technology Corporation

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

Dollars in thousands	2012	2011
Investments, at fair value:
Registered investment companies	$310,736	$276,401
Interest in Carpenter Technology Master Trust Fund	162,664	168,933
Total investments	473,400	445,334
Notes receivable from participants	11,542	10,798
Net assets reflecting investments at fair value	484,942	456,132
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,430)	(2,655)
Net assets available for benefits	$481,512	$453,477

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Dollars in thousands
Investment income:
Net appreciation in fair value of registered investment companies	$29,653
Interest in Carpenter Technology Master Trust Fund income	4,431
Dividends	8,340
Total investment income	42,424
Interest income from notes receivable from participants	460
Contributions:
Participant	14,639
Participant rollover	494
Employer	5,974
Total contributions	21,107
Benefits paid to participants	(35,612)
Administrative expenses	(344)
Net increase	28,035
Net assets available for benefits, beginning of year	453,477
Net assets available for benefits, end of year	$481,512

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

1.  Description of the Plan

The following description of the Savings Plan of Carpenter Technology Corporation (the “Plan”) provides general information.  A more complete description of the Plan’s provisions can be found in the plan document, which is available to participants upon request from Carpenter Technology Corporation, or any participating affiliate (collectively referred to as the “Company”).

General

The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic non-union employees of the Company hired prior to January 1, 2012.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 100% of annual compensation on a pre-tax basis, and up to 100% of annual compensation on an after-tax basis, as defined by the plan document.  The combined contributions cannot exceed 100% of annual compensation on both a pre-tax and after-tax basis.  Participants who have attained age 50 before the end of the plan year are eligible to make “catch-up contributions”, which are additional pre-tax contributions.  Participants may also contribute amounts representing rollover distributions from other qualified pension plans.  Participant contributions to the Plan are recorded in the period that payroll deductions are made from the participants.  The Company contributes an amount equal to 3% of each employee’s base pay and, effective January 1, 2012, a matching contribution of up to 3% for certain employees of the Company’s Shalmet affiliate, as defined by the plan document.  Participants direct the investment of all contributions into various investment options offered by the Plan.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution on behalf of the participant, and an allocation of plan earnings based on account balances, as defined.  Effective July 1, 2012, each participant’s account is charged with a $20 annual fee for recordkeeping administration, and participants of the Carpenter Technology Stock Fund are charged an administrative fee based on the fund balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All contributions and plan earnings thereon are immediately and fully vested and non-forfeitable.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

1.  Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the amount of the highest outstanding loan balance on any plan loan during the preceding twelve months, or 50% of their vested account balance minus the current outstanding balance on any other plan loan.  Terms range from one to five years for a general purpose loan, and one to ten years for a primary residence loan.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 10.5% at December 31, 2012, which represent the Prime Rate plus 1% on the last business day of the month in which the loan was distributed.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Benefits paid to participants include participant withdrawals and participant distributions.  Participant withdrawals include hardship withdrawals, non-hardship withdrawals, and withdrawals after age 59½.  Participant withdrawals are subject to certain restrictions as defined by the plan document.  Upon termination of service due to death, disability, retirement, or other reasons, participants are eligible to receive a lump sum distribution.  A participant may elect to defer such distribution provided the account balance is at least $5,000.  The total distribution of benefits to all separated participants must occur by April 1st of the year following the year in which the participant attains age 70½.  The payment of benefits from the Carpenter Technology Stock Fund is made in shares of the Company’s common stock or cash, at the participant’s option.  All other payments of benefits are made in cash.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  A portion of the Plan’s assets are invested in fully benefit-responsive investment contracts through its investment in the Standish Mellon Stable Value Fund within the Carpenter Technology Master Trust Fund.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

2.  Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for detailed discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Administrative Expenses

The Plan’s assets are administered under a contract with The Vanguard Group (the “Trustee”).  The Trustee invests funds received from contributions, investment sales, interest, and dividend income and makes benefit payments to participants.  Transaction fees and certain administrative fees are paid by the participant.  The remaining administrative fees are netted against investment income in the Statement of Changes in Net Assets Available for Benefits.  All other fees are paid by the Company.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

2.  Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments to participants are recorded when paid.

Reclassifications

Certain items in the 2011 financial statements have been reclassified to conform to the 2012 presentation.

3.  Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels.  The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.  The levels of the fair value hierarchy are as follows:

Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets.  These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 — Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data.  Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3 — Fair value would be based on significant unobservable inputs.  Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

3.  Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Registered Investment Companies:  Valued at closing price reported on the active market on which the individual securities are traded.

Carpenter Technology Master Trust Fund:

Carpenter Technology Stock Fund - Valued at closing price of the Company’s common stock as reported on the active market on which the securities are traded.

Standish Mellon Stable Value Fund - This fund invests in high credit quality fixed income securities within contracts that are intended to minimize market volatility and guaranteed investment contracts (“GICs) issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities.  These investments are valued based on the fair value of the underlying assets which consists of short-term investment funds, Traditional GICs, Fixed Maturity Synthetic GICs and Constant Duration Synthetic GICs as follows:

•                  Short-term investment funds are valued based on quoted market values reported on active markets on which the individual securities are traded.

•                  Traditional GICs are unsecured, general account obligations of insurance companies backed by the general account assets of the insurance company that writes the investment contract. The fair values for traditional GICs are calculated using the present value for the contract’s future cash flows discounted by comparable duration.

•                  Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The fair values of the book value wrap contracts are not considered material to the overall valuation of the underlying contracts.  Underlying assets consist of bond funds, U.S. Government securities, mortgage backed securities and other securities.  The fair values for fixed maturity GICs are calculated using the sum, of all the underlying assets market values based on market values reported on active markets on which the individual securities are traded.  However, the individual contracts are not actively traded.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

3.  Fair Value Measurements (continued)

Standish Mellon Stable Value Fund (continued)

•                  Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio.  The fair values of the book value wrap contracts are not considered material to the overall valuation of the underlying contracts.  Underlying assets consist of bond funds, U.S. Government securities, mortgage backed securities and asset backed securities.  The fair values for constant duration synthetic GICs are determined by reference to the net asset values reported by the investment managers holding the funds.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.  Information for the Plan’s investment in the Carpenter Technology Master Trust can be found in Note 5.

Dollars in thousands

2012	Level 1	Level 2	Level 3	Total
Short-term reserve funds	$17,031	$—	$—	$17,031
Bond funds	44,998	—	—	44,998
Balanced funds	92,388	—	—	92,388
Domestic equity funds	121,476	—	—	121,476
International equity funds	34,843	—	—	34,843
Total registered investment companies	310,736	—	—	310,736

2011	Level 1	Level 2	Level 3	Total
Short-term reserve funds	$15,454	$—	$—	$15,454
Bond funds	36,641	—	—	36,641
Balanced funds	64,272	—	—	64,272
Domestic equity funds	131,633	—	—	131,633
International equity funds	28,401	—	—	28,401
Total registered investment companies	276,401	—	—	276,401

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

4.  Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

Dollars in thousands	2012	2011
Vanguard Institutional Index Fund	$65,163	**
PIMCO Total Return Fund; Institutional Class	44,998	**
Vanguard Target Retirement 2025 Fund	25,029	*
Vanguard 500 Index Fund	**	58,833
PIMCO Total Return Fund; Administrative Class	**	36,641
American Funds EuroPacific Growth Fund	**	25,432

* does not represent 5% of investments for this year

** investment did not exist for this year

5.  Investment in the Carpenter Technology Master Trust Fund

Effective April 1, 2011, the Company established the Carpenter Technology Master Trust Fund (the “Master Trust”) to hold certain investments of the Company’s participating plans, which include the Plan and the Savings Plan of Amega West Services, LLC, and the Savings Plan of Carpenter Technology Corporation Effective January 1, 2012.  The Master Trust maintains a separate account for each of the participating Plans’ assets and liabilities held.  As of December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was 96.70% and 99.99%, respectively.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

5.  Investment in the Carpenter Technology Master Trust Fund (continued)

The Master Trust is invested in two funds — the Carpenter Technology Stock Fund and the Standish Mellon Stable Value Fund.

Carpenter Technology Stock Fund:  The Carpenter Technology Stock Fund holds investments in the common stock of the Company.

Standish Mellon Stable Value Fund:  This fund is invested in fully benefit-responsive investment contracts.  There were no reserves against contract value for credit risk of the underlying investments of the fund.  The crediting interest rate was based on a formula agreed upon with the various issuers.  The fully benefit-responsive investments had minimum crediting interest rates, which reset periodically.

Certain events may limit the ability to transact at contract value with the various issuers.  Such events included the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Company does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring.

The underlying fully benefit-responsive investment contracts did not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

Average Yields of Standish Mellon Stable Value Fund:	2012	2011
Based on actual earnings	2.07%	2.48%
Based on interest rate credited to participants	2.18%	2.59%

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

5.  Investment in the Carpenter Technology Master Trust Fund (continued)

The total assets of the Master Trust were as follows as of December 31, 2012 and 2011:

Dollars in thousands	2012		2011
Investments, at fair value:
Standish Mellon Stable Value Fund
Monumental Life (Aegon)	$30,417	*	$32,157	*
Natixis Financial Products	29,536	*	26,932	*
Mellon Trust of New England	19,081	*	8,623	*
United of Omaha	10,348	*	13,432	*
Prudential	9,449	*	8,671	*
ING Life & Annuity Co	1,617		1,529
JP Morgan Chase Bank	—		1,627
Prudential	—		1,505
Bank of America, N.A.	—		1,020
Metropolitan	—		1,008
Total Standish Mellon Stable Value Fund	100,448		96,504
Carpenter Technology Corporation Stock Fund	67,849	*	72,449	*
Assets in Master Trust, at fair value	168,297		168,953
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,628)		(2,655)
Net assets in Master Trust	$164,669		$166,298

* represents 5% of investments
Plan interest in Master Trust, at fair value	$162,664	$168,933

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

5.  Investment in the Carpenter Technology Master Trust Fund (continued)

The total investment income of the Master Trust for the year ended December 31, 2012 was as follows:

Dollars in thousands
Investment income:
Net appreciation in fair value of investments:
Carpenter Technology Corporation Stock Fund	$1,636
Interest and dividends:
Standish Mellon Stable Value Fund	1,762
Carpenter Technology Corporation Stock Fund	1,039
Total investment income	$4,437

The change in the total assets of the Master Trust for 2012 was as follows:

Dollars in thousands
Investment income:
Net appreciation in fair value of investments	$1,636
Interest and dividends	2,801
Total investment income	4,437
Net transfers	(6,066)
Net decrease	(1,629)
Net assets available for benefits, beginning of year	166,298
Net assets available for benefits, end of year	$164,669

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

5.  Investment in the Carpenter Technology Master Trust Fund (continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2012 and 2011:

Dollars in thousands

2012	Level 1	Level 2	Level 3	Total
Carpenter Technology Stock Fund	67,849	—	—	67,849
Standish Mellon Stable Value Fund
Short-term investment funds	19,081	—	—	19,081
Traditional GICs	—	1,617	—	1,617
Fixed maturity synthetic GICs:
Corporate bonds	—	475	—	475
U.S. Government securities	—	6,543	—	6,543
Mortgage backed securities	—	2,195	—	2,195
Other securities	—	1,135	—	1,135
Constant duration synthetic GICs:
Corporate bonds	—	31,134	—	31,134
U.S. Government securities	—	11,367	—	11,367
Mortgage backed securities	—	14,909	—	14,909
Asset backed securities	—	11,992	—	11,992
Total Standish Mellon Stable Value Fund	19,081	81,367	—	100,448
Total Carpenter Technology Master Trust	$86,930	$81,367	$—	$168,297

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

5.  Investment in the Carpenter Technology Master Trust Fund (continued)

Dollars in thousands

2011	Level 1	Level 2	Level 3	Total
Carpenter Technology Stock Fund	72,449	—	—	72,449
Standish Mellon Stable Value Fund
Short-term investment funds	8,623	—	—	8,623
Traditional GICs	—	4,042	—	4,042
Fixed maturity synthetic GICs:
Corporate bonds	—	1,024	—	1,024
U.S. Government securities	—	12,475	—	12,475
Mortgage backed securities	—	2,280	—	2,280
Other securities	—	300	—	300
Constant duration synthetic GICs:
Corporate bonds	—	28,741	—	28,741
U.S. Government securities	—	12,469	—	12,469
Mortgage backed securities	—	14,811	—	14,811
Asset backed securities	—	11,739	—	11,739
Total Standish Mellon Stable Value Fund	8,623	87,881	—	96,504
Total Carpenter Technology Master Trust	$81,072	$87,881	$—	$168,953

6.  Related Party Transactions

Certain of the Plan’s investments are managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.  Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances.  These transactions qualify as party-in-interest.  Fees paid by the Plan in 2012 to the Trustee for investment management services related to these funds totaled $177,000.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

6.  Related Party Transactions (continued)

The Carpenter Technology Stock Fund held in the Master Trust at December 31, 2012 is invested in shares of Carpenter Technology Corporation, the Plan Sponsor, therefore these transactions qualify as related party and party-in-interest transactions.  Fees paid to the Trustee by the Plan in 2012 for investment management services related to this fund totaled $34,000.  In addition, total purchases and sales, at market value, for 2012 were $51,542,000 and $57,902,000 respectively.  The Carpenter Technology Stock Fund included 1,311,358 and 1,407,020 of equivalent shares as of December 31, 2012 and 2011, respectively.

Certain administrative functions of the Plan are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will remain fully vested in their accounts.

8.  Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 21, 2003 that the Plan and related trust are designed in compliance with Section 401(a) of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.  The Plan filed for a new determination letter in January 2011, which is pending from the IRS.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

9.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available and total investment income per the financial statements to the Form 5500:

	December 31,	December 31,
Dollars in thousands	2012	2011
Net assets available for benefits, at contract value, per the financial statements	$481,512	$453,477
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,430	2,655
Net assets available for benefits, at fair value, per Form 5500	$484,942	$456,132

Year Ended
December 31,
Dollars in thousands	2012
Investment income, per the financial statements	$42,424
Interest from notes receivable from participants	460
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	775
Investment income, per Form 5500	$43,659

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2012 and 2011

11.  Voluntary Correction Program

According to the terms of enrollment guidelines in the Plan, participant contribution rates are automatically increased by 1% each year, up to a maximum of 10% or the IRS limit.  Participants can elect a higher annual increase and can also elect to change or stop the annual increases at any time.  In January 2011, the Company failed to execute the automatic increase for approximately 125 participants.  Upon receipt of the updated determination letter, the Company plans to file a Voluntary Correction Program submission (the “VCP submission”) with the IRS, which further details this matter, including the plan for correction.

The expected cost of correction for past due amounts is currently estimated at $42,000, which includes an amount for past due contributions and lost earnings.  The contributions and lost earnings due to participants will be funded by the Company.

Savings Plan of Carpenter Technology Corporation

Schedule of Assets (Held at End of Year)                                                              EIN: 23-0458500

Form 5500 - Schedule H - Line 4i (1 of 2)                                                           PN: 020

December 31, 2012

	(b)	(c)	(e)
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Current Value
	Registered Investment Companies:
	American Funds	American Funds EuroPacific Growth Fund; Class R-6	13,437,000
	Loomis Sayles	Loomis Sayles Value Fund; Class Y	12,695,000
	PIMCO	PIMCO Total Return Fund; Institutional Class	44,998,000
	T. Rowe Price	T. Rowe Price Institutional Large Cap Growth Fund; Inst. Class	6,703,000
*	Vanguard	Vanguard Institutional Index Fund	65,163,000
*	Vanguard	Vanguard Mid-Cap Index Fund Institutional Shares	19,697,000
*	Vanguard	Vanguard Prime Money Market Fund	17,031,000
*	Vanguard	Vanguard Small-Cap Index Fund Institutional Shares	17,218,000
*	Vanguard	Vanguard Target Retirement 2010 Fund	1,571,000
*	Vanguard	Vanguard Target Retirement 2015 Fund	23,808,000
*	Vanguard	Vanguard Target Retirement 2020 Fund	9,735,000
*	Vanguard	Vanguard Target Retirement 2025 Fund	25,029,000
*	Vanguard	Vanguard Target Retirement 2030 Fund	4,137,000
*	Vanguard	Vanguard Target Retirement 2035 Fund	12,674,000
*	Vanguard	Vanguard Target Retirement 2040 Fund	799,000
*	Vanguard	Vanguard Target Retirement 2045 Fund	7,254,000
*	Vanguard	Vanguard Target Retirement 2050 Fund	70,000
*	Vanguard	Vanguard Target Retirement 2055 Fund	598,000
*	Vanguard	Vanguard Target Retirement Income	6,713,000
*	Vanguard	Vanguard Total International Stock Index Fund Inst. Shares	21,406,000
	Total Registered Investment Companies		310,736,000
*	Participant Loans	Loans to Participants Interest rate range 4.25% - 10.50%	11,542,000

Historical cost has not been presented for investment funds, as all investments are participant directed

*  Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan of Carpenter
Technology Corporation
(Name of Plan)

Date: June 28, 2013	By:	/s/ Tony R. Thene
Tony R. Thene
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm